Exhibit 23.1

The Board of Directors

J. Crew Group, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 for the J. Crew Group, Inc. 2003 Equity Incentive Plan of our report dated April 24, 2006, with respect to the consolidated balance sheets of J. Crew Group, Inc. and subsidiaries as of January 28, 2006 and January 29, 2005, and the related consolidated statements of operations, cash flows, and changes in stockholders’ deficit for each of the years in the three-year period ended January 28, 2006, and the related financial statement schedule, which report appears in the January 28, 2006 annual report on Form 10-K of J. Crew Group, Inc.

Our report refers to the adoption of Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” in the third quarter of fiscal 2003.

New York, New York

April 24, 2006